UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 11, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒                                            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐                                            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐                                            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐                                            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Comapany

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

Pursuant to CVM Ruling No. 358/2002, as amended, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) hereby informs to its shareholders and to the market in general that, in the General Extraordinary Shareholders’ Meeting held on November 10th, 2014, it was approved the change of the Company’s headquarters address to Rua Fidêncio Ramos, No 302, 3rd and (part of) 4th floors, Edifício Vila Olímpia Corporate, Torre B, Bairro Vila Olímpia, in the City of São Paulo, State of São Paulo, Zip Code 04551-010.

We clarify yet that the telephone and fax numbers remain the same, and that the Company’s former address shall continue receiving documents for a 30-day period.

São Paulo, November 11th, 2014.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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